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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW ENGLAND BUSINESS SERVICE, INC.
(Name of Subject Company)

HUDSON ACQUISITION CORP.
and
DELUXE CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

643872104
(CUSIP Number of Class of Securities)

ANTHONY C. SCARFONE
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
DELUXE CORPORATION
3680 VICTORIA ST. N.
SHOREVIEW, MINNESOTA 55126-2966
(651) 483-7122
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

COPIES TO:
ROBERT A. ROSENBAUM, ESQ.
DORSEY & WHITNEY LLP
SUITE 1500
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-5681

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$630,612,122.78	$126,122.42

*
Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $44.00 (the per share tender offer price) by the 13,338,775 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $586,906,100 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $43,706,022.78, being the net consideration for the Subject Company's 2,085,410 stock options, to arrive at a total transaction value of $630,612,122.78.

**
Calculated as 0.02% of the transaction value pursuant to Rule 0-11(d).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$126,122.42	Filing Party:	Hudson Acquisition Corp. & Deluxe Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 25, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 2 to Schedule TO

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 25, 2004, as amended by Amendment No. 1 filed on May 25, 2004, relating to the offer by Hudson Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), of New England Business Service, Inc., a Delaware corporation (the "Company"), including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the Amended and Restated Rights Agreement (the "Rights Agreement"), dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of Purchaser and Parent. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

          (a)(5)(F)    Press Release issued by Parent on June 2, 2004.

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELUXE CORPORATION
By:	/s/ ANTHONY C. SCARFONE Anthony C. Scarfone Senior Vice President, General Counsel and Secretary
HUDSON ACQUISITION CORP.
By:	/s/ ANTHONY C. SCARFONE Anthony C. Scarfone Executive Vice President and Secretary

Dated: June 2, 2004

3

EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)	Offer to Purchase dated May 25, 2004.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(E)	Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on May 25, 2004.*
(a)(5)(B)	Press Release issued by Parent on May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on May 17, 2004).*
(a)(5)(C)
Transcript of conference call held by Parent on May 17, 2004 relating to the proposed acquisition of the Company by Parent (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on May 17, 2004).*
(a)(5)(D)	Press Release issued by the Company on May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on May 17, 2004).*
(a)(5)(E)	Press Release issued by Parent on May 25, 2004.*
(a)(5)(F)	Press Release issued by Parent on June 2, 2004.+
(b)	Credit Agreement, dated as of May 24, 2004, by and between Parent, Bank One, NA, The Bank of New York and Wachovia Bank, National Association.*
(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2004, by and among Parent, Purchaser, and the Company.*
(d)(2)	Confidentiality Agreement, dated as of February 12, 2004, by and between the Company and Parent.*

*
Previously filed.

+
Filed herewith.

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Amendment No. 2 to Schedule TO
  ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX